MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Suite 1210, 777 Hornby Street	Telephone: (604) 689-1022
Vancouver, B.C.	Facsimile: (604) 681-4760
V6Z 1S4 CANADA	Email: info@wlmlaw.ca
Email: wmacdonald@wlmlaw.ca
Email: svirani@wlmlaw.ca
Email: lkowan@wlmlaw.ca

Reply Attention of	William Macdonald
Direct Tel.	604.648-1670
EMail Address	wmacdonald@wlmlaw.ca
Our File No.	31266-0001 / W0015820

May 15, 2009

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Jennifer O’Brien
Division of Corporate Finance

Dear Sirs:

Re:	Century Petroleum Corp. (the “Company”)
Form 10-KSB for Fiscal Year Ended April 30, 2008
Filed August 15, 2008
Form 10-Q for Fiscal Quarter Ended July 31, 2008
Filed September 22, 2008
Form 10-Q for Fiscal Quarter Ended October 31, 2008
Filed December 15, 2008
Your File No. 333-126490

We are the solicitors for the Company. We refer to your letter of January 6, 2009 addressed to the Company with your comments on the Company's Form 10-KSB for Fiscal Year Ended April 30, 2008, Filed August 15, 2008, Form 10-Q for Fiscal Quarter Ended July 31, 2008, Filed September 22, 2008, Form 10-Q for Fiscal Quarter Ended October 31, 2008, Filed December 15, 2008. We advise that we are not filing the amendments as public documents on EDGAR in anticipation of your review.

For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the States of New York and Washington.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Form 10-KSB for the Fiscal Year Ended April 30, 2008

General

1.

We have reviewed the requirements of Section 12 of the Securities Exchange Act 1934 (the “1934 Act”) and have determined that as of the date of filing the Form 10-KSB, the securities of the Company were not registered under Section 12(g) of the 1934 Act and have revised the cover page accordingly. It would appear that the Company’s status is a voluntary filer.

2.	We have referred to the Supplemental Information requirements and have provided the statement required after the signatures on the amended Form 10-KSB.

3.	We have revised the Form 10-KSB in response to your comments.

4.

We confirm that Johannes Petersen in his role as Treasurer performs functions similar to a Chief Financial Officer and have revised the Controls and Procedures to properly disclose this. In addition, we have removed the word “significant”.

Controls and Procedures, page 19

5.	As stated in response #4, we have removed the word “significant”.

Financial Statements

6.

At the time of the filing, the Company had made a discovery on its Shadyside project in Louisiana which began production in January 2008. The Company didn’t disclose any gas reserve estimates on its 10-KSB as it hadn’t filed any reserve report with any Federal authority or agency. In addition, as with any new discovery, the well had to be produced for several months before a more precise estimation could be made. At the beginning of 2009, a decision to abandon the well was made as it had depleted. In that regard, the Company has currently no proven reserves and no production.

Regarding other items on the Industry Guide 2 and SFAS 69, we have revised the Financial Statement Notes and Form 10-KSB in response to your comments.

Form 10-QSB for the Fiscal Quarter Ended July 31, 2008

Going Concern, page 8

7.

We will contact you to set up a conference call to discuss this disclosure. However, if there are any specific comments or concerns with the disclosure in issue, it may be of assistance if we were advised of this prior to any such call so that such concerns could be properly addressed.

MACDONALD TUSKEY
CORPORATE AND SECURITIES LAWYERS

Form 10-QSB for the Fiscal Quarter Ended July 31, 2008 and October 31, 2008

Controls and Procedures

8.	We have revised the Form 10-Q in response to your comments.

9.	We have revised the Form 10-Q in response to your comments.

Exhibits 31.1 and 31.2

10.	We attach copies of Exhibits 31.1 and 31.2 which have been revised to reflect the requirements of Item 601(b)(31) of Regulation S-K and which will be used in all future filings.

We look forward to the receipt of any further comments which you may have in regard to the Amended Form 10-KSB and Form 10-Qs shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per:	/s/ William L. Macdonald
William L. Macdonald

/lk